UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

April 21, 2011

To Whom It May Concern

Company:	Mizuho Securities Co., Ltd.

Representative:	Keisuke Yokoo, President

Head Office	1-5-1, Otemachi, Chiyoda-ku, Tokyo

Code	8606 (First Section of the Tokyo Stock
Exchange, First Section of the Osaka
Securities Exchange and First Section of
the Nagoya Stock Exchange)

Notice of Loss on Write-down of Affiliate Stock (Extraordinary Loss)

(Non-Consolidated Base)

Mizuho Securities Co., Ltd (the “Company”) hereby announces that, for the fiscal year ended March 31, 2011, the Company expects to recognize the below-mentioned extraordinary loss in its non-consolidated financial statements from the write-down of affiliate stock, which is due to the deterioration in net assets of its consolidated subsidiary, Mizuho Securities UK Holdings Ltd. This write-down of affiliate stock (extraordinary loss) will be subject to elimination upon consolidation and will have no impact on consolidated profit/loss in the consolidated financial statements of the Company.

Financial results and dividends for the fiscal year ended March 31, 2011 will be announced on April 28, 2011.

(Non-Consolidated Base)

(A)	Loss on write-down of affiliate stock (estimated) for the fiscal year ended March 31, 2011	85,000 million yen

(B)	Net assets amount as of March 31, 2010	583,425 million yen

	(A/B × 100)	(14.6%)

(C)	Ordinary profit for the fiscal year ended March 31, 2010	22,998 million yen

	(A/C × 100)	(369.6%)

(D)	Net income for the fiscal year ended March 31, 2010	18,195 million yen

	(A/D × 100)	(467.2%)

Contact:	Mizuho Securities Co., Ltd. Corporate Communications Department Tel: 03-5208-2030

End